Mail Stop 3720

July 24, 2006

Mr. Sizwe Nxasana, Chief Executive Officer
Telekom SA Limited
152 Pretoria Street
Pretoria, South Africa, 0002

>   Re: **Telekom SA Limited**
>   **Form 20-F for the year ended March 31, 2005**
>   **Filed on July 15, 2005**
>   **File No. 1-31609**

Dear Mr. Nxasana:

We have reviewed your supplemental response letter dated May 8, 2006 as well as the above referenced filings and have the following comment. As noted in our comment letter dated April 21, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General:

Please refer to our comment on page 4 of our letter dated April 21, 2006. As discussed on May 4, 2006 with Mr. Scott Saks of Paul, Hastings, Janofsky & Walker, the undertaking requested on page 4 of the April 21, 2006 letter should be replaced with the following undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Telekom SA Limited

July 24, 2006
Page 2

In connection with your response letter of May 8, 2006, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director